UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES BOARD APPROVAL OF PROPOSED ARRANGEMENT WITH SUPPLIERS OF MEGA RETAIL

YAKUM, Israel, July 6, 2015 Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today that Mega Retail is proposing an arrangement with its suppliers and service providers as part of its plan of recovery and arrangement and as part of the court proceedings. Under the proposed arrangement, 30% of the existing debt to large suppliers and service providers (suppliers with outstanding debt of NIS 800,000 or greater as of June 30, 2015) would be deferred for two years until June 30, 2017, with the deferred amounts repayable thereafter in 36 equal monthly installments with 3% annual interest without linkage to the CPI (the "Deferred Debt"). The balance of payments due to suppliers (minus deferral amount referred to above) would be paid in four equal weekly installments beginning July 31, 2015 or, if later, the original payment date in the case of large suppliers and service providers.

In addition, the Board of Directors of Alon Blue Square agreed to enable large suppliers and service providers of Mega Retail, to convert the Deferred Debt owed to them by Mega Retail into ordinary shares of the Company during a period of five months commencing seven days from the closing of a rights offering by the Company to its shareholders. During the first two months, the large suppliers would be able to convert their Deferred Debt into ordinary shares of the Company at the price per share in the Company's rights offering to its shareholders plus the amount per share raised in the Company's rights offering, and during the remaining three months, the conversion price would be the higher of (i) 120% of the price per share in the Company's rights offering to its shareholders plus the amount per share raised in the rights offering and (ii) the average closing price of the Company's shares during the 30 trading days prior to conversion. The issuance of Company shares to Mega Retail suppliers and service providers is subject to receipt of all required approvals, including approval of the Company's shareholders, the Israel Securities Authority and the Tel Aviv Stock Exchange and is subject to approval by Mega Retail's creditors and by the District Court of Mega Retail's plan of recovery and arrangement as part of the court proceedings.

There is no certainty that any such offering will be made, in part or in whole.

The offering of securities will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv Stock Exchange ")TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 192 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 61.19% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of approval by applicable regulatory authorities of the rights offering, market conditions, the uncertainty of participation by shareholders in the proposed rights offering, the Company's board of directors discretion whether to complete such offering, the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 6, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv. General Counsel and Corporate Secretary

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